Exhibit 99.2

PRETIUM RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of Pretium Resources Inc. (“Pretivm”, the “Company”, “we”, “our” or “us”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of the Company. This MD&A should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2019 and 2018 as publicly filed in Canada on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website, and in the United States on the EDGAR section of the Securities and Exchange Commission (“SEC”) website.

We have prepared the audited consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The Company’s functional and presentation currency is the United States dollar. References to “$” or “USD” are to United States dollars, while references to “C$” or “CAD” are to Canadian dollars. All dollar amounts in this MD&A are expressed in thousands of USD, except for share and per ounce data, unless otherwise noted or the context otherwise provides.

This MD&A is prepared as of February 11, 2020 and includes certain statements that may be deemed “forward-looking information”, “forward-looking statements”, “future-oriented financial information” and “financial outlook”. We direct readers to the section “Statement Regarding Forward-Looking Information” included within this MD&A.

Certain non-IFRS financial performance measures are included in this MD&A. We believe that these measures, in addition to measures prepared in accordance with IFRS, provide readers with an improved ability to evaluate the underlying performance of the Company and compare our results to other companies. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers. The non-IFRS financial performance measures included in this MD&A are: cost of sales per ounce of gold sold; total cash costs; all-in sustaining costs (“AISC”); average realized gold price and average realized cash margin; adjusted earnings and adjusted basic earnings per share; free cash flow and working capital. Refer to the “Non-IFRS Financial Performance Measures” section for further details and reconciliations of such non-IFRS measures.

Additional information relating to us, including our Annual Information Form and Form 40-F for the year ended December 31, 2018 and, once filed, for the year ended December 31, 2019, is or will be available on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov, respectively.

FOURTH QUARTER 2019 – SUMMARY

Operating summary

●	Gold production totaled 96,237 ounces compared to 96,342 ounces in the comparable period in 2018.

●	Mill feed grade averaged 8.3 grams per tonne gold compared to 11.5 grams per tonne gold in the comparable period in 2018.

●	Gold recoveries averaged 96.8% compared to 97.0% in the comparable period in 2018.

●	Process plant throughput averaged 4,065 tonnes per day for a total of 373,954 tonnes of ore compared to 2,903 tonnes per day for a total of 267,048 tonnes of ore in the comparable period in 2018. The production ramp-up from 2,700 tonnes per day to 3,800 tonnes per day over the course of the year has now been completed.

Financial summary

●	The Company generated revenue of $135,484 compared to revenue of $108,596 in the comparable period in 2018. Revenue includes a $1,414 (2018 – $285) gain on trade receivables at fair value related to provisional pricing adjustments.

●	The sale of 93,248 ounces of gold contributed $132,275 of revenue at an average realized price(1) of $1,480 per ounce. In the comparable period in 2018, the sale of 89,011 ounces of gold contributed $107,161 of revenue at an average realized price(1) of $1,253 per ounce.

●	Total cost of sales was $89,627 or $961 per ounce of gold sold(1). In the fourth quarter of 2018, total cost of sales was $72,479 or $814 per ounce of gold sold(1). Total cost of sales increased primarily due to higher production costs for additional development and drilling as well as higher depreciation and depletion expense resulting from the 2019 Updates (defined below).

●	Total cash cost(1) was $692 per ounce of gold sold resulting in an average realized cash margin(1) of $726 per ounce of gold sold. In the comparable period in 2018, total cash cost(1) was $610 per ounce of gold sold resulting in an average realized cash margin(1) of $594 per ounce of gold sold.

●	AISC(1) was $866 per ounce of gold sold compared to $784 per ounce of gold sold in the comparable period in 2018.

●	Earnings from mine operations were $45,857 compared to $36,117 in the comparable period in 2018.

●	Net earnings were $20,049 compared to $2,847 in the comparable period in 2018 with the increase primarily a result of higher gold prices, a decrease in interest and finance expense and a decrease in loss on financial instruments at fair value. Adjusted earnings(1) were $33,124 compared to $20,177 in the comparable period in 2018.

●	Cash generated by operations was $66,133 compared to $42,886 in the comparable period in 2018. Free cash flow(1) was $49,747 compared to $40,127 in the comparable period in 2018.

●	The Company paid $20,000 (the second of two tranches of payments) to repurchase the Offtake Obligation (defined below) and repaid $16,667 of the Loan Facility (defined below) using cash generated from operations.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

FULL YEAR 2019 – SUMMARY

Operating summary

●	Gold production totaled 354,405 ounces compared to 376,012 ounces in the comparable period in 2018.

●	Mill feed grade averaged 8.7 grams per tonne gold compared to 11.9 grams per tonne gold in the comparable period in 2018.

●	Gold recoveries averaged 96.9% compared to 97.3% in the comparable period in 2018.

●	Process plant throughput averaged 3,570 tonnes per day for a total of 1,303,001 tonnes of ore compared to 2,755 tonnes per day for a total of 1,005,603 tonnes of ore in the comparable period in 2018.

Financial summary

●	The Company generated revenue of $484,540 compared to revenue of $454,556 in the comparable period in 2018. Revenue includes a $6,597 (2018 – loss of $3,059) gain on trade receivables at fair value related to provisional pricing adjustments.

●	The sale of 351,348 ounces of gold contributed $471,419 of revenue at an average realized price(1) of $1,405 per ounce. In the comparable period in 2018, the sale of 367,428 ounces of gold contributed $452,253 of revenue at an average realized price(1) of $1,277 per ounce.

●	Total cost of sales was $333,157 or $948 per ounce of gold sold(1). For the year ended December 31, 2018, total cost of sales was $303,927 or $827 per ounce of gold sold(1). Total cost of sales includes production costs, depreciation and depletion, and royalties and selling costs.

●	Total cash cost(1) was $680 per ounce of gold sold resulting in an average realized cash margin(1) of $662 per ounce of gold sold. In the comparable period in 2018, total cash cost(1) was $623 per ounce of gold sold resulting in an average realized cash margin(1) of $608 per ounce of gold sold.

●	AISC(1) was $888 per ounce of gold sold compared to $764 per ounce of gold sold in the comparable period in 2018.

●	Earnings from mine operations were $151,383 compared to $150,629 in the comparable period in 2018.

●	Net earnings were $40,917 compared to $36,620 in the comparable period in 2018. Adjusted earnings(1) were $100,688 compared to $99,349 in the comparable period in 2018.

●	Cash generated by operations was $225,073 compared to $197,244 in the comparable period in 2018. Free cash flow(1) was $184,248 compared to $169,910 in the comparable period in 2018.

●	The Company repaid $98,000 of the Loan Facility and paid $82,416 to repurchase the Offtake Obligation using cash generated from operations. Our outstanding balance on the Loan Facility is $382,000. The Company achieved and surpassed its initial debt repayment target of $140,000 with the reduction in debt of $180,406 in 2019.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

KEY OPERATING AND FINANCIAL STATISTICS

The operating and financial data for the periods are as follows:

		For the three months ended		For the year ended
In thousands of USD, except where noted		December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Operating data
Ore mined (wet tonnes)	t	388,744	283,136	1,359,403	1,055,208
Mining rate	tpd	4,225	3,078	3,724	2,891
Ore milled (dry tonnes)	t	373,954	267,048	1,303,001	1,005,603
Head grade	g/t Au	8.3	11.5	8.7	11.9
Recovery	%	96.8	97.0	96.9	97.3
Mill throughput	tpd	4,065	2,903	3,570	2,755
Gold ounces produced	oz	96,237	96,342	354,405	376,012
Silver ounces produced	oz	147,988	113,886	516,977	422,562
Gold ounces sold	oz	93,248	89,011	351,348	367,428
Silver ounces sold	oz	110,774	82,380	420,440	372,090
Financial data
Revenue		$135,484	108,596	484,540	454,556
Earnings from mine operations		$45,857	36,117	151,383	150,629
Net earnings for the period		$20,049	2,847	40,917	36,620
Per share - basic	$/share	0.11	0.01	0.22	0.20
Per share - diluted	$/share	0.11	0.01	0.22	0.20
Adjusted earnings(1)		$33,124	20,177	100,688	99,349
Per share - basic(1)	$/share	0.18	0.11	0.55	0.54
Total cash and cash equivalents		$23,174	45,407	23,174	45,407
Cash generated by operating activities		$66,133	42,886	225,073	197,244
Free cash flow(1)		$49,747	40,127	184,248	169,910
Total assets		$1,573,167	1,613,418	1,573,167	1,613,418
Long-term debt(2)		$397,253	475,911	397,253	475,911
Production costs (milled)	$/t	162	205	173	209
Total cash costs(1)	$/oz	692	610	680	623
All-in sustaining costs(1)	$/oz	866	784	888	764
Average realized price(1)	$/oz	1,480	1,253	1,405	1,277
Average realized cash margin(1)	$/oz	726	594	662	608

(1)	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

(2)	As at December 31, 2019, long-term debt does not include the current portion of the Company’s Loan Facility in the amount of $66,667 (2018 – $78,385).

The following abbreviations were used above: t (tonnes), tpd (tonnes per day), g/t (grams per tonne), Au (gold) and oz (ounces).

TABLE OF CONTENTS

FOURTH QUARTER 2019 –SUMMARY	3
FULL YEAR 2019 –SUMMARY	4
KEY OPERATING AND FINANCIAL STATISTICS	5
BUSINESS OVERVIEW	7
OPERATING RESULTS	7
2019 GUIDANCE	9
2020 OUTLOOK	10
2019 BRUCEJACK MINE DRILL PROGRAM	11
2019 MINERAL RESERVE ESTIMATE, MINERAL RESOURCE ESTIMATE AND LIFE OF MINE PLAN	12
REGIONAL EXPLORATION	13
ADDITIONAL CLAIMS	13
FINANCIAL RESULTS	14
LIQUIDITY AND CAPITAL RESOURCES	23
SUMMARY OF ANNUAL FINANCIAL RESULTS	26
SUMMARY OF QUARTERLY FINANCIAL RESULTS	27
COMMITMENTS	27
CONTINGENCIES	28
OFF-BALANCE SHEET ARRANGEMENTS	30
RELATED PARTY TRANSACTIONS	30
CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS	31
CHANGES IN ACCOUNTING POLICIES	32
NEW ACCOUNTING POLICIES	35
NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS	35
FINANCIAL INSTRUMENTS	35
EVENTS AFTER REPORTING DATE	38
NON-IFRS FINANCIAL PERFORMANCE MEASURES	38
OUTSTANDING SHARE DATA	43
INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES	43
RISKS AND UNCERTAINTIES	44
STATEMENT REGARDING FORWARD-LOOKING INFORMATION	45
CAUTIONARY NOTE TO UNITED STATES INVESTORS	49

BUSINESS OVERVIEW

The Company was incorporated on October 22, 2010 under the laws of the Province of British Columbia and is listed on the Toronto Stock Exchange (TSX.PVG) and New York Stock Exchange (NYSE.PVG). The Company was formed for the acquisition, exploration, development and operation of precious metal resource properties in the Americas.

We operate our 100% owned Brucejack Mine located in northwestern British Columbia. The Brucejack Mine is comprised of four mining leases and six mineral claims totaling 3,304 hectares in area and forms part of our contiguous claims package that comprises over 122,000 hectares. The Brucejack Mine is a low-cost, high grade gold underground mine that started commercial production in July 2017 and achieved steady state production in the second quarter of 2018. Amended permits were received in December 2018 to increase throughput 40% to an annual average of 1.387 million tonnes (3,800 tonnes per day) from 0.99 million tonnes (2,700 tonnes per day). By December 31, 2019, we achieved the increased mill throughput rate of 3,800 tonnes per day. We expect to continue to focus on advancing underground development to expand mine access at depth and to the west through the first half of 2020. The increased development should provide sufficient access to build the stope inventory required to allow mining operations to optimize stope blending and provide alternative stopes for mining if required.

Our exploration and evaluation assets are the Snowfield Project, Bowser Claims and the Porphyry Potential Deep Drilling (“PPDD”) Project. The Snowfield Project mineral claims are in good standing until 2030, and we continue to conduct baseline environmental studies for potential future development of that project. Grassroots exploration is on-going at the Bowser Claims, with several gold prospects identified for further evaluation. The Bowser Claims are in good standing until 2029. The PPDD Project is a deep underground exploration program involving the testing of the extent of Brucejack-style mineralization and the porphyry potential directly below the Brucejack Mine at depth.

OPERATING RESULTS

Gold and silver production and sales

During the three months ended December 31, 2019, the Brucejack Mine produced 96,237 ounces of gold and 147,988 ounces of silver. Gold production was similar to 2018, where the Company produced 96,342 ounces of gold. Gold production was reduced primarily due to a decrease in head grade offset by an increase in tonnes milled.

During the three months ended December 31, 2019, the Company sold 93,248 ounces of gold and 110,774 ounces of silver compared to 89,011 ounces of gold and 82,380 ounces of silver in the comparable period in 2018. The increase in gold ounces sold was the result of timing of production within the quarter and subsequent sales.

During the year ended December 31, 2019, the Brucejack Mine produced 354,405 ounces of gold and 516,977 ounces of silver. Gold production decreased 6% compared to the comparable period in 2018 where the Company produced 376,012 ounces of gold. The decrease in production was primarily the result of a decrease in head grade partially offset by an increase in tonnes milled.

During the year ended December 31, 2019, the Company sold 351,348 ounces of gold and 420,440 ounces of silver compared to 367,428 ounces of gold and 372,090 ounces of silver in the comparable period in 2018. The decrease in gold ounces sold was directly attributable to decreased gold production in the year.

As at December 31, 2019, there were 6,935 ounces of gold doré and 3,197 ounces of gold in concentrate in finished goods inventory recorded at cost of $811 per ounce which includes depreciation and depletion.

Processing

During the three months ended December 31, 2019, a total of 373,954 tonnes of ore, equivalent to a throughput rate of 4,065 tonnes per day, were processed. This was an increase from the comparable period in 2018, in which a total of 267,048 tonnes of ore, equivalent to a throughput rate of 2,903 tonnes per day, were processed. During the year ended December 31, 2019, a total of 1,303,001 tonnes of ore, equivalent to a throughput rate of 3,570 tonnes per day, were processed. This was an increase from the comparable period in 2018, in which a total of 1,005,603 tonnes of ore, equivalent to a throughput rate of 2,755 tonnes per day, were processed. The tonnes of ore processed increased in the 2019 periods as a result of the planned production ramp-up to a target of 3,800 tonnes per day following receipt of our amended permits in late 2018. We successfully achieved mill throughput of 3,800 tonnes per day in the fourth quarter of 2019.

The mill feed grade averaged 8.3 grams per tonne gold for the fourth quarter of 2019 compared to 11.5 grams per tonne gold in the comparable period in 2018. Production in the fourth quarter of 2019 focused on maximizing tonnes to the mill and all stopes above cut-off grade of approximately 5.0 grams per tonne gold that were immediately available were mined and processed. For the year ended December 31, 2019, the mill feed grade averaged 8.7 grams per tonne gold compared to 11.9 grams per tonne gold in the comparable period in 2018. The decrease in mill feed grade in the 2019 periods was the result of the mine progressing through lower grade areas and processing immediately available stopes that met the grade cut-off.

Gold recovery for the fourth quarter of 2019 was 96.8% compared to 97.0% in the comparable period in 2018. Gold recovery for the year ended December 31, 2019 was 96.9% compared to 97.3% in the comparable period in 2018. We continue to review the mill process to optimize recoveries.

Mining

During the three months ended December 31, 2019, 388,744 tonnes of ore were mined, equivalent to a mining rate of 4,225 tonnes per day compared to 283,136 tonnes of ore, equivalent to a mining rate of 3,078 tonnes per day in the comparable period in 2018. During the year ended December 31, 2019, 1,359,403 tonnes of ore were mined, equivalent to a mining rate of 3,724 tonnes per day compared to 1,055,208 tonnes of ore, equivalent to a mining rate of 2,891 tonnes per day in the comparable period in 2018. As planned at the outset of 2019, production was ramped-up through 2019 and by the end of the fourth quarter the mine was supplying the mill at 3,800 tonnes per day on a consistent basis.

In 2020, mining will continue to focus on advancing underground development to open up the mine to operate at a production rate of 3,800 tonnes per day. Through the first half of 2020 development will advance at depth on the 1080 Level and west to the Brucejack Fault Zone. The increased development should provide sufficient access to build the stope inventory required to allow mining operations to optimize stope blending and provide alternative stopes for mining if required.

Lyle Morgenthaler, B.A.Sc., P.Eng., Pretivm’s Chief Mine Engineer is the Qualified Person (“QP”), as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), responsible for Brucejack Mine development and has reviewed and approved the scientific and technical information contained in this MD&A relating thereto.

Sustaining capital expenditures

During the three months ended December 31, 2019, the Company incurred $3,275 on sustaining capital compared to $3,720 in the comparable period in 2018. Significant sustaining capital expenditures during the period included capitalized development costs, the truck shop expansion and the purchase of underground and surface mobile equipment. In the comparable period in 2018, sustaining capital expenditures were focused on capitalized development costs, portal rehabilitation and the purchase of drills.

During the year ended December 31, 2019, the Company incurred $22,871 of sustaining capital expenditures compared to $16,533 in the comparable period in 2018. Significant sustaining capital expenditures during the period included access road development, the purchase of underground reverse circulation drills and capitalized development costs. In the comparable period in 2018, sustaining capital expenditures included the Smithers warehouse purchase, the grade control sampling station and gravity lab, capitalized development costs and the installation of ground water wells.

Vertical development costs, such as the costs to build new ventilation raises and access ramps that enable the Company to physically access ore underground on multiple mining levels, are capitalized. All level development is expensed. Sustaining capital expenditures exclude expansion capital related to the 3,800 tonne per day expansion project.

2019 GUIDANCE

Adjusted 2019 production and financial guidance

As a result of limited stope availability, we adjusted our full year 2019 production guidance in October 2019 to between 340,000 ounces and 350,000 ounces of gold. For the year ended December 31, 2019, our gold production was 354,405 ounces of gold, exceeding our adjusted gold production guidance.

As a result of the lower production guidance, we adjusted our annual AISC(1) guidance to between $900 to $950 per ounce of gold sold. For the year ended December 31, 2019, our AISC(1) was $888 per ounce of gold sold, below our adjusted AISC(1) guidance.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Debt and debt reduction

The Company targeted debt reduction of approximately $140,000 from operating cash flow during 2019. With repayments on the Loan Facility and the repurchase of the Offtake Obligation, the Company reduced its debt by $180,416 during the year, exceeding its initial target.

2020 OUTLOOK

2020 production and financial guidance

Gold production at the Brucejack Mine for 2020 is expected in the range of 325,000 to 365,000 ounces. The production rate for 2020 is expected to be 3,800 tonnes per day with average annual gold grade ranging between 7.6 grams per tonne to 8.5 grams per tonne and targeting a gold recovery of 97%. The midpoint of 2020 gold production guidance is slightly below 2019 actual production.

The AISC(4) for 2020 is expected to range from $910 to $1,060 per ounce gold sold with cash costs expected to range from $725 to $830 per ounce of gold sold. AISC(1) estimates include costs associated with continued lateral development at a rate of approximately 1,000 meters per month through 2020. Lateral development will focus on opening the mine on the 1080 Level and Brucejack Fault zone in the first half and stope development in the second half of 2020. The increased development should provide sufficient access to build the stope inventory required to allow mining operations to optimize stope blending and provide alternative stopes for mining if required. In addition, AISC(1) includes costs associated with a high-density reverse circulation drill program to increase the volume of grade information necessary to enhance mine planning and optimize gold production. This program is scheduled to commence in the second quarter of 2020.

The AISC(1) for 2020 also includes approximately $20,000 for a number of one-time sustaining capital expenditures and costs related to growth-oriented expenses, which together total approximately $55 to $60 per ounce of gold sold.

2020 free cash flow(1) forecast

Free cash flow(1) for 2020 is expected in the range of $100,000 to $170,000 at a gold price of $1,450 per ounce. Capital expenditures include approximately $30,000 of sustaining capital expenditures, approximately $15,000 in expansion capital expenditures, which include the completion of the mill dry, heavy equipment shop and substation for the underground power expansion, and approximately $10,000 for regional exploration. The Company is targeting debt reduction in the range of $80,000 to $150,000 for 2020.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Preliminary production outlook beyond 2020

The Company is providing preliminary guidance for post-2020 gold production in the Valley of the Kings in advance of the release of the updated Life of Mine plan and updated Mineral Resource and Mineral Reserve estimates for the Brucejack Mine, which are expected to be disclosed by March 31, 2020 as previously announced.

Based on preliminary data available to date, foreseeable average annual gold production while mining in Brucejack’s Valley of the Kings is currently expected to be in a range comparable with the gold production guidance range for 2020.

This preliminary updated production outlook (the “Preliminary Production Outlook”) supersedes the previously published April 2019 Valley of the Kings Life of Mine average annual gold production estimate of approximately 525,000 ounces (see news release dated April 4, 2019). The change is primarily as a result of a reduction in estimated gold grade.

Readers are cautioned that the Preliminary Production Outlook is by definition preliminary in nature and subject to further adjustment as other key metrics, such as tonnes, grade and costs, are finalized.

2020 Updated Mineral Resource and Mineral Reserve Estimates and Life of Mine Plan

The Company expects to disclose a full technical update for the updated Life of Mine plan, which includes the Valley of the Kings, by March 31, 2020. The 2020 updates are being prepared in accordance with NI 43-101.

The Life of Mine plan and Mineral Reserve estimate is being prepared by Tetra Tech Canada Inc. (“Tetra Tech”) and the Mineral Resource estimate is being prepared by Ivor W.O. Jones, M.SC., P.Geo., FAusIMM, CP(Geo) of Ivor Jones Pty Ltd., each of whom is a QP as defined by NI 43-101 and independent of the Company. In addition, Optiro Pty Ltd. has been retained to review the updated Mineral Resource estimate.

A webcast technical session with management is expected to follow the release of these updates and will also provide an overview of the reconciliations for Mineral Reserve and Mineral Resource estimates, updated geological interpretation and mining initiatives among other things.

2019 BRUCEJACK MINE DRILL PROGRAM

Exploration drilling for porphyry source

Results from 2019 deep underground exploration drilling at Brucejack continue to confirm potential for a porphyry deposit at depth.

A deep hole with a length of 1,677 meters was drilled northeast under the Valley of the Kings deposit, following up on the underground exploration drilling completed in early 2019 (see news release dated June 5, 2019). Hole VU-2019, drilled at a -85 degree angle from the 1130-meter level in the Valley of the Kings underground development, intersected two zones of anomalous copper and molybdenum mineralization at depth, indicative of porphyry-style mineralization and similar to that encountered during the 2018 deep exploration drilling (see news releases dated June 18, 2018 and June 5, 2019). The first intersection, between 1,130 meters to 1,330 meters down hole, corresponds to a zone of propylitic alteration with sporadic intersections of tourmaline, porphyry-style veinlets, and intermediate dikes. The second intersection, between 1,400 meters to 1,675 meters down hole, corresponds to a zone of variable phyllic, propylitic, and sodic-calcic alteration. Geological observations noted in VU-2019 indicate an increased proximity to porphyry-style mineralization compared to the previous deep drilling.

Based on a review of the results of Hole VU-2019 in conjunction with results from previous deep underground exploration drilling and geophysical data, a fourth drill hole was initiated to target the porphyry potential to the northwest of drill hole VU-2019.

An update will be provided following the receipt of assay results and further evaluation.

Joel Ashburner, B.A.Sc., P.Geo, Pretivm’s Chief Mine Exploration Geologist is the QP responsible for the Brucejack Mine exploration drilling, and has reviewed and approved the scientific and technical information contained in this MD&A relating thereto.

2019 MINERAL RESERVE ESTIMATE, MINERAL RESOURCE ESTIMATE AND LIFE OF MINE PLAN

On April 4, 2019, we announced a Mineral Reserve (the “2019 Mineral Reserve”), Mineral Resource (the “2019 Mineral Resource”) and Life of Mine Plan (collectively, the “2019 Updates”) incorporating the production ramp-up to 3,800 tonnes per day for the Brucejack Mine.

The 2019 Updates are detailed in the NI 43-101 Technical Report (the “2019 Report”), prepared by Tetra Tech entitled “Technical Report on the Brucejack Gold Mine, Northwest British Columbia” dated effective April 4, 2019. The 2019 Report updates the operating parameters contemplated in the Brucejack Feasibility Study entitled “Feasibility Study and Technical Report Update on the Brucejack Project, Stewart, BC” with an effective date of June 19, 2014 before the mine was constructed and operating.

For more information on the 2019 Updates, refer to the 2019 Report, which is available on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov.

REGIONAL EXPLORATION

The wholly-owned, approximately 1,200-square-kilometer Bowser Property, located east of the Brucejack Mine, is comprised of 337 claims covering an area of 120,811 hectares.

The 2019 exploration program included 19,850 meters of drilling, completed by four drills. Drilling focused on testing high-priority targets across the Bowser Property, including a potential Eskay Creek style volcanogenic massive sulphide (“VMS”) system in the A6 Zone, a structurally controlled intrusion related gold system at the Koopa Zone, a porphyry copper-gold system in the Haimila Zone, and Brucejack-style epithermal system in the Tuck and American Creek Zones. The most promising results of the 2019 program were encountered at the A6 Zone.

A6 Zone

The A6 Zone is located approximately 14 kilometers northeast of the Brucejack Mine. Drilling in 2019 included 17 drill holes totaling 8,340 meters and identified a buried rhyolite dome capped by a mudstone unit locally anomalous in arsenic and mercury. The rhyolite dome is up to 200 meters thick, at least 500 meters wide and 2 kilometers long, and remains open to the north and south. The rhyolite is intensely sericite altered, hosts pyrite stringer zones, and locally hosts anomalous copper and silver values. In two drill holes peripheral to the rhyolite, narrow intersections of high-grade silver and copper mineralization were found.

The highest grade assay result was from drill-hole BR-038 which intersected 2,890 grams per tonne silver, 0.95 grams per tonne gold, and 1.81% copper over 1.50 meters (see news release dated September 16, 2019).

2020 Regional Exploration

The 2020 regional exploration program is expected to primarily focus on exploration for VMS mineralization at the A6 Zone, for intrusion related gold mineralization at the Koopa Zone, and for epithermal and porphyry related gold mineralization elsewhere on the property.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Pretivm’s Vice President and Chief Exploration Officer is the QP responsible for the regional grassroots exploration program and has reviewed and approved the scientific and technical information in this MD&A related thereto.

ADDITIONAL CLAIMS

Our claims also include the Snowfield Project which borders Brucejack to the north and is comprised of one mineral claim with an area of 1,217 hectares. Since we acquired the Snowfield Project in 2010, we have continued to carry out environmental studies in conjunction with Brucejack. Snowfield represents a longer-term gold opportunity for our shareholders.

FINANCIAL RESULTS

	For the three months ended		For the year ended
	December 31,	December 31,	December 31,	December 31,
	2019	2018	2019	2018
Revenue	$135,484	$108,596	$484,540	$454,556

Cost of sales	89,627	72,479	333,157	303,927

Earnings from mine operations	45,857	36,117	151,383	150,629

Corporate administrative costs	5,116	6,758	18,674	15,788

Operating earnings	40,741	29,359	132,709	134,841

Interest and finance expense	(9,168)	(17,733)	(35,302)	(66,926)
Interest and finance income	407	950	1,231	2,728
Foreign exchange loss	(620)	(381)	(946)	(46)
Loss on financial instruments at fair value	-	(10,736)	(15,415)	(17,113)

Earnings before taxes	31,360	1,459	82,277	53,484

Current income tax expense	(1,178)	(750)	(4,561)	(4,196)
Deferred income tax (expense) recovery	(10,133)	2,138	(36,799)	(12,668)

Net earnings for the period	$20,049	$2,847	$40,917	$36,620

Other comprehensive earnings, net of tax
Items that will not be reclassified to earnings or loss:
Change in fair value attributable to change in credit risk of financial instruments designated at fair value through profit or loss	-	688	-	5,543
Comprehensive earnings for the period	$20,049	$3,535	$40,917	$42,163

Three months ended December 31, 2019 compared to the three months ended December 31, 2018

Net earnings for the three months ended December 31, 2019 were $20,049 compared to $2,847 for the comparable period ended December 31, 2018. The increase in net earnings was mainly attributed to an increase in earnings generated from operations due to higher gold prices, a decrease in the loss on financial instruments at fair value and a decrease in interest and finance expense. Earnings from mine operations were $45,857 for the three months ended December 31, 2019 compared to $36,117 for the three months ended December 31, 2018.

Net comprehensive earnings for the three months ended December 31, 2019 were $20,049 compared to net comprehensive earnings of $3,535 for the comparable period ended December 31, 2018. For the comparable period in 2018, a gain in the fair value attributable to the change in credit risk of financial instruments designated at fair value through profit or loss (“FVTPL”), in the amount of $688 (net of deferred tax) was the result of a decrease in the Company’s credit risk associated with the Stream Obligation (defined below), which was repurchased on December 18, 2018.

Revenue

For the three months ended December 31, 2019, the Company generated revenue of $135,484, which included $134,070 of revenue from contracts with customers plus a gain on trade receivables at fair value related to provisional pricing adjustments of $1,414. During the comparable period in 2018, the Company generated revenue of $108,596 which included $108,311 of revenue from contracts with customers and a gain on trade receivables at fair value related to provisional pricing adjustments of $285. The increase in revenue was primarily the result of higher gold ounces sold in the period due to the timing of production and subsequent sales and higher gold prices.

For the three months ended December 31, 2019, the Company sold 93,248 ounces of gold, at an average realized price(1) of $1,480 per ounce generating $132,275 in revenue from contracts with customers. In the comparable period in 2018, the Company sold 89,011 ounces of gold, at an average realized price(1) of $1,253 per ounce generating $107,161 in revenue from contracts with customers. The average London Bullion Market Association AM and PM market price over the three months ended December 31, 2019 was $1,482 (2018 – $1,227) per ounce of gold.

The Company sold 110,774 ounces of silver generating $1,795 in revenue compared to 82,380 ounces of silver generating $1,150 in revenue in the comparable period in 2018.

Cost of sales

Total cost of sales for the three months ended December 31, 2019 were $89,627 or $961 per ounce of gold sold(1) compared to $72,479 or $814 per ounce of gold sold(1) in the comparable period in 2018. Cost of sales includes production costs, depreciation and depletion, royalties and selling costs, site share-based compensation, and changes in inventories, reflecting the difference between produced and sold ounces.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Production costs

Production costs, after adjustments for changes in inventories, for the three months ended December 31, 2019 were $61,019 compared to $51,667 in the comparable period in 2018. Production costs include mining, processing, surface services and other and mine general and administrative costs. Production costs, before adjustments for changes in inventories, were as follows:

In thousands of USD,		For the three months ended
except for tonnes and per tonne data	December 31,			December 31,
		2019			2018
Ore mined (tonnes)	388,744			283,136
Ore milled (tonnes)	373,954			267,048
Mining(1)	$33,388	$/t	86	$23,047	$/t	81
Processing(2)	6,394		17	6,445		24
Surface services and other(2)	9,662		26	11,399		43
Mine general and administrative(2)	11,006		29	13,872		52
Total production costs(2)	$60,450	$/t	162	$54,763	$/t	205

(1)	Cost per tonne data is based on mined tonnes.

(2)	Cost per tonne data is based on milled tonnes.

Production costs increased in respect of contractors and consultants due to additional development and drilling and higher consumption of supplies and consumables due to higher tonnes mined. During the quarter, costs were incurred for level development at the Brucejack Mine at an average of approximately 976 meters (2018 – 820 meters) per month.

A majority of production costs were incurred in Canadian dollars. During the three months ended December 31, 2019, the average foreign exchange rate was C$1.3200 to $1.00 (2018 – C$1.3204 to $1.00).

Depreciation and depletion

Depreciation and depletion, after adjustments for changes in inventories, for the three months ended December 31, 2019 was $22,752 compared to $16,524 in the comparable period in 2018. The increase in depreciation and depletion was due to the decrease in the Mineral Reserve in the 2019 Updates and timing of sales (movement of costs in inventory), offset by a decrease in mined ounces.

The majority of the Company’s depreciation and depletion is determined using the units of production method based on total ounces mined over the estimated Proven and Probable Mineral Reserves.

Site share-based compensation

Site share-based compensation, after adjustments for changes in inventories, for the three months ended December 31, 2019 was $564 compared to $523 in the comparable period in 2018. The increase in site share-based compensation was due to an increase in the Company’s share price for valuation of its cash-settled restricted share units offset by timing of sales (movement of costs in inventory) and timing of issuing share-based compensation awards in 2019, which has been deferred to 2020.

Royalties and selling costs

Royalties and selling costs, after adjustments for changes in inventories, for the three months ended December 31, 2019 were $1,854 (2018 – $482) and $3,438 (2018 – $3,283), respectively. The increase in royalty expense was due to the 1.2% NSR Royalty (defined below) which began in December of 2018. Refer to the “Commitments” section of this MD&A.

Selling costs includes transportation costs which were $3,291 (2018 – $3,058). The increase in transportation costs were primarily due to increased concentrate volumes shipped through Stewart, British Columbia partly offset by cost savings resulting from our transition from trucking container shipments of concentrate to bulk shipments.

Total cash costs(1) and AISC(1)

Total cash costs(1) for the three months ended December 31, 2019 were $692 per ounce of gold sold compared to $610 per ounce of gold sold in the comparable period in 2018. Total cash costs(1) increased due to higher production costs for additional development and drilling.

AISC(1) for the three months ended December 31, 2019 totaled $866 per ounce of gold sold compared to $784 per ounce of gold sold in the comparable period in 2018. AISC(1) increased due to higher production costs for additional drilling and higher treatment and refinery charges due to increased volumes of concentrate shipped. Sustaining capital expenditures amounted to $3,275 (including $556 deferred development costs incurred during production).

Corporate administrative costs

Corporate administrative costs for the three months ended December 31, 2019 were $5,116 compared to $6,758 in the comparable period in 2018.

Salaries and benefits for the three months ended December 31, 2019 were $1,766 compared to $3,387 in the comparable period in 2018. The decrease in salaries and benefits was due to a decrease in bonus expense for corporate employees.

Share-based compensation for the three months ended December 31, 2019 was $1,322 compared to $1,857 in the comparable period in 2018. The decrease in share-based compensation was due to the timing of issuing share-based compensation awards in 2019 (which has been deferred to 2020) partially offset by the increase in the Company’s share price for valuation of its cash-settled restricted share units.

Interest and finance expense

During the three months ended December 31, 2019, the Company incurred interest and finance expense of $9,168 compared to $17,733 in the comparable period in 2018. The Company incurred $6,581 (2018 – $1,178) of interest expense related to its $480,000 senior secured loan facility (the “Loan Facility”). In the comparable period, the Company incurred $14,352 in interest expense related to its $350,000 senior secured term construction credit facility (the “Credit Facility”), which was refinanced by way of the Loan Facility in December 2018. The decrease in interest expense was the result of a decrease in the overall effective interest rate on debt from 15.0% under the Credit Facility to 5.2% under the Loan Facility.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Interest and finance income

During the three months ended December 31, 2019, the Company earned interest and finance income of $407 compared to $950 in the comparable period in 2018. The decrease in interest and finance income was the result of a lower cash and cash equivalents balance throughout the period. In 2018, the Company was building cash and cash equivalents to repurchase the Stream Obligation whereas, in 2019, the Company used excess cash to reduce its Loan Facility and repurchase the Offtake Obligation.

Loss on financial instruments at fair value

With the repurchase of the Offtake Obligation on September 30, 2019, there was no loss on financial instruments at fair value recorded in the fourth quarter of 2019. In the comparable period in 2018, the Company recorded a loss on financial instruments at fair value of $10,736 which resulted from fair value adjustments of $5,277 on the Stream Obligation, $3,815 on the Offtake Obligation and $1,644 on the prepayment and extension options in the Credit Facility.

Current and deferred income taxes

For the three months ended December 31, 2019, current income tax expense was $1,178 related to the 2% net current proceeds portion of the British Columbia Mineral Tax (“BCMT”) compared to $750 in the comparable period in 2018. Currently, the Company does not have federal and provincial income taxes payable due to Brucejack Mine development and capital expenditure tax pools and pre-operating tax losses. The Company does not anticipate paying cash taxes for federal and provincial income taxes for 3 to 4 years, based on current information available. Once the Company is in a tax payable position, we anticipate paying taxes at a combined rate of 36.5% on mine operating earnings.

The Company is subject to Canadian federal and British Columbia provincial income taxes with an aggregate rate of 27%. The Company is also subject to the BCMT, which is accounted for as an income tax. The BCMT requires initial payments of 2% of net current proceeds until initial construction tax pools are utilized, after which a rate of 13% applies. The BCMT is calculated in CAD which results in foreign exchange movements on our BCMT tax pools each period. Additionally, we have certain assets recorded with application of International Accounting Standard (“IAS”) 12, Income Taxes, initial recognition exemption (“IRE”), which results in no corresponding deferred income tax recovery as the assets are amortized. These items will continue to cause fluctuations on our overall effective tax rate in future periods.

For the three months ended December 31, 2019, deferred income tax expense was $10,133 compared to a $2,138 recovery in the comparable period in 2018.

For the three months ended December 31, 2019, our effective tax rate, including both current and deferred income taxes, was 36.1% including a $2,799 deferred income tax recovery related to foreign exchange movements on our BCMT tax pools. Excluding the effect of foreign exchange on our BCMT pools, our effective tax rate was 45.0%.

Year ended December 31, 2019 compared to the year ended December 31, 2018

Net earnings for the year ended December 31, 2019 were $40,917 compared to $36,620 for the comparable period ended December 31, 2018. The increase in net earnings was mainly attributed to decrease in interest and finance expense offset by an increase in deferred income tax expense. Earnings from mine operations were $151,383 for the year ended December 31, 2019 compared to $150,629 for the year ended December 31, 2018.

For the comparable period in 2018, a gain in the fair value attributable to the change in credit risk of financial instruments designated at FVTPL, in the amount of $5,543 (net of deferred tax) was the result of a decrease in the Company’s credit risk associated with the Stream Obligation, which was repurchased on December 18, 2018.

Revenue

For the year ended December 31, 2019, the Company generated revenue of $484,540 which included $477,943 of revenue from contracts with customers plus a gain on trade receivables at fair value related to provisional pricing adjustments of $6,597. During the comparable period in 2018, the Company generated revenue of $454,556 which included $457,615 of revenue from contracts with customers and a loss on trade receivables at fair value related to provisional pricing adjustments of $3,059. The increase in revenue was the result of higher gold prices offset by lower gold production and subsequent sales.

For the year ended December 31, 2019, the Company sold 351,348 ounces of gold, at an average realized price(1) of $1,405 per ounce generating $471,419 in revenue from contracts with customers. In the comparable period in 2018, the Company sold 367,428 ounces of gold, at an average realized price(1) of $1,277 per ounce generating $452,253 in revenue from contracts with customers. The average London Bullion Market Association AM and PM market price over the year ended December 31, 2019 was $1,393 (2018 - $1,269) per ounce of gold.

The Company sold 420,440 ounces of silver generating $6,524 in revenue compared to 372,090 ounces of silver generating $5,362 in revenue in the comparable period in 2018.

Cost of sales

Total cost of sales for the year ended December 31, 2019 were $333,157 or $948 per ounce of gold sold(1) compared to $303,927 or $827 per ounce of gold sold(1) in the comparable period in 2018. Cost of sales includes production costs, depreciation and depletion, royalties and selling costs, site share-based compensation, write-down of inventories, changes in inventories, reflecting the difference between produced and sold ounces, and gain on disposal of plant and equipment. Total cost of sales was impacted by an increase in depreciation and depletion related to the updated 2019 Mineral Reserve in April 2019 and in production costs primarily due to additional development and drilling.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Production costs

Production costs, after adjustments for changes in inventories, for the year ended December 31, 2019 were $226,328 compared to $214,601 in the comparable period in 2018. Production costs include mining, processing, surface services and other and mine general and administrative costs. Production costs, before adjustments for changes in inventories, were as follows:

In thousands of USD,				For the year ended
except for tonnes and per tonne data	December 31,			December 31,
		2019			2018
Ore mined (tonnes)	1,359,403			1,055,208
Ore milled (tonnes)	1,303,001			1,005,603
Mining(1)	$123,363	$/t	91	$96,411	$/t	91
Processing(2)	24,414		19	22,547		22
Surface services and other(2)	34,737		27	46,647		46
Mine general and administrative(2)	42,975		33	45,020		45
Total production costs(2)	$225,489	$/t	173	$210,625	$/t	209

(1)	Cost per tonne data is based on mined tonnes.

(2)	Cost per tonne data is based on milled tonnes.

Production costs increased in respect of contractors and consultants due to additional development and drilling, salaries and benefits due to increase head count at the Brucejack Mine and supplies and consumables due to higher tonnes mined and milled, offset by a decrease in consultants and contractors related to surface operations. During the year ended December 31, 2019, costs were incurred for level development at the Brucejack Mine at an average of approximately 937 meters (2018 – 790 meters) per month.

A majority of production costs were incurred in Canadian dollars. During the year ended December 31, 2019, the average foreign exchange rate was C$1.3269 to $1.00 (2018 – C$1.2957 to $1.00).

Depreciation and depletion

Depreciation and depletion, after adjustments for changes in inventories, for the year ended December 31, 2019 was $82,198 compared to $67,340 in the comparable period in 2018. The increase in depreciation and depletion was due to the decrease in the Mineral Reserve in the 2019 Updates and the addition of ROU assets (defined below) in the period as a result of transition to IFRS 16 (defined below), offset by decreased mined ounces and timing of sales (movement of costs in inventory).

The majority of the Company’s depreciation and depletion is determined using the units of production method based on total ounces mined over the estimated Proven and Probable Mineral Reserves.

Site share-based compensation

Site share-based compensation, after adjustments for changes in inventories, for the year ended December 31, 2019 was $3,202 compared to $2,332 in the comparable period in 2018. The increase in site share-based compensation was due to an increase in the Company’s share price for valuation of its cash-settled restricted share units, offset by timing of issuing share-based compensation awards in 2019, which has been deferred to 2020.

Royalties and selling costs

Royalties and selling costs, after adjustments for changes in inventories, for the year ended December 31, 2019 were $6,223 (2018 – $896) and $12,776 (2018 – $18,758), respectively. The increase in royalty expense was due to the 1.2% NSR Royalty which began in December of 2018. Refer to the “Commitments” section of this MD&A.

Selling costs includes transportation costs which were $12,450 (2018 – $17,383). The decrease in transportation costs were primarily due to our transition from trucking container shipments of concentrate inventory out of Prince Rupert, British Columbia to bulk shipments through Stewart, British Columbia.

Write-down of inventories

The Company incurred a loss on the write-down of inventories for the year ended December 31, 2019 in the amount of $2,475 (2018 – nil). On November 2, 2018, Miami Metals I, Inc. (formerly known as, Republic Metals Refining Corporation) (“RMC”), a refinery used by the Company announced it had filed for Chapter 11 bankruptcy protection. A settlement agreement was reached during 2019 among the Company, RMC and its affiliated debtors and debtors in possession and RMC’s senior lenders. The settlement was approved by the United States Bankruptcy Court for the Southern District of New York on October 31, 2019. The finished goods inventory held by RMC was written down to reflect the cash settlement value received during the year.

Total cash cost(1) and AISC(1)

Total cash costs(1) for the year ended December 31, 2019 were $680 per ounce of gold sold compared to $623 per ounce of gold sold in the comparable period in 2018. Total cash costs(1) increased due to higher production costs for additional development and drilling and lower gold ounces produced and subsequently sold in the period.

AISC(1) for the year ended December 31, 2019 totaled $888 per ounce of gold sold compared to $764 per ounce of gold sold in the comparable period in 2018. AISC(1) increased due to higher production costs for additional drilling, increased sustaining capital expenditures in the period and lower gold ounces produced and subsequently sold in the period. Sustaining capital expenditures amounted to $22,871 (including $2,109 deferred development costs incurred during production).

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Corporate administrative costs

Corporate administrative costs for the year ended December 31, 2019 were $18,674 compared to $15,788 in the comparable period in 2018.

Salaries and benefits for the year ended December 31, 2019 were $5,608 compared to $6,026 in the comparable period in 2018. The decrease in salaries and benefits was due to a decrease in the accrual of bonuses for corporate employees offset by an increase in salaries and head count.

Share-based compensation for the year ended December 31, 2019 was $5,459 compared to $4,140 in the comparable period in 2018. The increase in share-based compensation was due to the increase in the Company’s share price for valuation of its cash-settled restricted share units, offset by timing of issuing share-based compensation awards in 2019, which has been deferred to 2020.

Interest and finance expense

During the year ended December 31, 2019, the Company incurred interest and finance expense of $35,302 compared to $66,926 in the comparable period in 2018. The Company incurred $26,045 (2018 – $1,178) in interest expense related to its Loan Facility. In the comparable period, the Company incurred $56,834 in interest expense related to the Credit Facility, which was refinanced by way of the Loan Facility in December 2018. The decrease in interest expense was the result of a decrease in the overall effective interest rate on debt from 15.0% under the Credit Facility to 5.2% under the Loan Facility.

Interest and finance income

During the year ended December 31, 2019, the Company earned interest and finance income of $1,231 compared to $2,728 in the comparable period in 2018. The decrease in interest and finance income was the result of a lower cash and cash equivalents balance throughout the year. In 2018, the Company was building cash and cash equivalents to repurchase the Stream Obligation whereas, in 2019, the Company used excess cash to reduce its Loan Facility and repurchase the Offtake Obligation.

Loss on financial instruments at fair value

In September of 2015, we completed the $540,000 construction financing (the “Construction Financing”) with two lending parties. The financing was comprised of the Credit Facility, a $150,000 prepayment under the callable gold and silver stream agreement (the “Stream Agreement”) pursuant to which the Company was obligated to deliver, subject to prepayment options, 8% of up to 7,067,000 ounces of refined gold and 8% of up to 26,297,000 ounces of refined silver commencing on January 1, 2020 and a payment of $20,000 (the “Stream Obligation”), and a private placement of our common shares for $40,000. The Company refinanced the Credit Facility by way of the Loan Facility and repurchased the Stream Obligation in December 2018.

Under the offtake agreement dated September 15, 2015 entered into by the Company in connection with the Construction Financing (the “Offtake Agreement”), the Company was obligated to sell 100% of refined gold up to 7,067,000 ounces to the offtake counterparties (the “Offtake Obligation”). The final purchase price to be paid by each purchaser under the Offtake Obligation was, at the purchaser’s option, a market referenced gold price in USD per ounce during a defined pricing period before and after the date of each sale.

Until the repurchase of the Offtake Obligation on September 30, 2019, the obligation was recorded at fair value at each statement of financial position date. During the year ended December 31, 2019, the changes in fair value of the Offtake Obligation was a function of changes to the estimated production schedule, as we moved from 2,700 tonnes per day to 3,800 tonnes per day, an increase in future gold prices, a decrease in interest rates, a decrease in credit spread and adjustments to the final settlement amount on repurchase of the Offtake Obligation.

The change in fair value of the Offtake Obligation resulted in a loss of $15,415 (2018 – gain of $3,593). In the comparable period in 2018, the loss on financial instruments at fair value was also impacted by a fair value loss on the Stream Obligation of $20,574 and a fair value loss on the prepayment and extension options in the Credit Facility of $132.

With the repurchase of the Stream Obligation and Offtake Obligation, there will be no further fair value adjustments on financial instruments impacting our earnings.

Current and deferred income taxes

For the year ended December 31, 2019, current income tax expense was $4,561 related to the 2% net current proceeds portion of the BCMT compared to $4,196 in the comparable period in 2018. For the year ended December 31, 2019, deferred income tax expense was $36,799 compared to $12,668 in the comparable period in 2018.

For the year ended December 31, 2019, our effective tax rate, including both current and deferred income taxes, was 50.3%. Excluding the impact of the reversal of a BCMT deferred tax asset due to the repurchase of the Offtake Obligation ($7,821), amortization of the IRE ($5,011) offset by the effect of foreign exchange on our BCMT pools ($6,305), our effective tax rate was 42.3%. We will continue to experience effective tax rate volatility from the CAD to USD foreign exchange on our BCMT pools until those pools are fully utilized and amortization of the IRE.

LIQUIDITY AND CAPITAL RESOURCES

The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly. The Company monitors forecasts of liquidity in the form of cash and cash equivalents to ensure it has sufficient cash to meet operational needs.

Factors that can impact the Company’s liquidity are monitored regularly and include assumptions of gold market prices, foreign exchange rates, production levels, operating costs and capital costs. Contractual obligations and other commitments that could impact the Company’s liquidity are detailed in the “Commitments” section of this MD&A. We prepare annual expenditure budgets that are approved by our Board of Directors.

Our capital structure consists of debt instruments, convertible debt instruments and equity attributable to common shareholders comprised of issued share capital, contributed surplus, accumulated comprehensive loss and deficit.

Liquidity and capital resources

Working capital(1)

Our cash and cash equivalents as at December 31, 2019 totaled $23,174 decreasing by $22,233 from $45,407 as at December 31, 2018. The decrease in cash and cash equivalents was primarily due to an increase in cash outflows related to principal repayments on the Loan Facility, the repurchase of the Offtake Obligation and sustaining and expansion capital expenditures offset by an increase in cash flows generated from operations of the Brucejack Mine.

The Company has a working capital(1) deficit of $66,805 as at December 31, 2019 compared to a deficit of $48,163 as at December 31, 2018. At current gold prices and our average realized cash margin(1), management believes future cash flows from operations are sufficient to fund our operations, as well as other planned and foreseeable commitments currently estimated for 2020. With respect to medium- and longer-term capital requirements, management believes that operating cash flow, the Company’s active management of its operations and development activities, and where appropriate, capital available through financing sources such as debt funding, will enable the Company to meet its capital requirements.

At December 31, 2019, $16,392 was available under our Loan Facility for additional liquidity.

We generated cash from operations of $225,073 for the year ended December 31, 2019 compared to $197,244 in the comparable period in 2018. For the year ended December 31, 2019, the Company delivered 234,378 ounces of gold pursuant to its Offtake Obligation. Prior to the date of repurchase, the settlement of gold ounces resulted in a decrease in the Offtake Obligation of $3,068 (2018 – $4,423) due to the realized loss attributable to the final settlement price in the defined pricing period and the gold spot price on the date of delivery.

Working capital(1) items other than cash and cash equivalents and the current portion of long-term debt consisted of receivables and other of $17,431 and inventories of $21,945 (valued at cost) offset by accounts payable and accrued liabilities of $62,688.

Receivables and other is comprised primarily of $6,441 of BC Mineral Exploration Tax Credit receivable, $6,210 of trade receivables, $3,109 of prepayments and deposits, and $1,652 of Goods and Services Tax refunds. Inventory is comprised of $13,403 in materials and supplies, $8,213 in finished metal and $329 in in-circuit inventory.

Accounts payable and accrued liabilities includes trade payables and accrued liabilities of $45,495, the current portion of lease obligations of $5,988, the employee benefit liability of $4,620 and the current portion of the restricted share unit liability of $3,009. Trade payables and accrued liabilities includes $6,334 of remaining construction related payables and holdbacks.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

During the year ended December 31, 2019, the exercise of share options provided us with $7,634 (2018 – $8,353) of additional liquidity.

Cash flows

The Company’s cash flows from operating, investing and financing activities are summarized in the following table for the three months and year ended December 31, 2019 and 2018:

	For the three months ended		For the year ended
	December 31,	December 31,	December 31,	December 31,
In thousands of USD	2019	2018	2019	2018
Cash flow information
Cash generated by operations	$66,133	$42,886	$225,073	$197,244
Cash used in financing activities	(43,253)	(183,756)	(207,044)	(179,398)
Cash used in investing activities	(16,386)	(2,759)	(40,825)	(27,334)
Effect of foreign exchange rate changes on cash and cash equivalents	97	(1,282)	563	(1,390)
Change in cash and cash equivalents	$6,591	$(144,911)	$(22,233)	$(10,878)

The Company generated $66,133 and $225,073 in operating cash flows for the three months and year ended December 31, 2019 respectively, compared to $42,886 and $197,244 for the respective comparable periods in 2018. The increase in cash flows generated from operations is primarily due to the increase in gold price per ounce partially offset by fewer gold ounces produced and subsequently sold in the year.

The Company used $43,253 in financing cash flow for the three months ended December 31, 2019 (2018 – $183,756). For the fourth quarter of 2019, financing cash outflows included a $20,000 payment to complete the repurchase of the Offtake Obligation, a $16,667 repayment on the Loan Facility, payment of $5,225 in interest related to the Loan Facility and lease payments of $1,651. In the comparable period in 2018, the Company closed the Loan Facility for net proceeds of $472,384 which was used to repay its Credit Facility of $422,724 (principal and accrued interest). We also repurchased the Stream Obligation for $237,000.

The Company used $207,044 in financing cash flows for the year ended December 31, 2019 (2018 – $179,398). For the 2019-year, financing cash outflows included $98,000 in repayments on the Loan Facility, $82,416 to repurchase the Offtake Obligation, payments of $27,511 in interest related to the Loan Facility and convertible notes and lease payments of $6,484 offset by $7,634 of proceeds generated from the exercise of share options. In the comparable period in 2018, the Company generated net proceeds of $472,384 on the Loan Facility, $8,353 in proceeds from the exercise of share options and $2,304 in proceeds from a flow-through share financing. Using cash available from operating activities and with additional funds from the Loan Facility, we made a payment of $422,724 on the Credit Facility (principal and accrued interest), repurchased the Stream Obligation for $237,000, and paid $2,250 in interest related to the convertible notes in 2018.

Cash used in investing activities for the three months and year ended December 31, 2019 was $16,386 and $40,825 respectively, compared to $2,759 and $27,334 in the respective comparable periods in 2018. For the 2019 periods, cash used in investing activities was related to sustaining and expansion capital expenditures and exploration and evaluation expenditures. In the comparable periods in 2018, cash used in investing activities also included the payment of construction-related payables.

Sustaining and expansion capital and exploration and evaluation expenditures are higher during the summer months as a result of an increase in outdoor work due to more favourable weather conditions.

SUMMARY OF ANNUAL FINANCIAL RESULTS

		For the year ended
	December 31,	December 31,	December 31,
In thousands of USD, except per share data	2019	2018	2017
Revenue	$484,540	$454,556	$177,933
Earnings from mine operations	151,383	150,629	52,853
Net earnings (loss)	40,917	36,620	(16,453)
Net comprehensive earnings (loss)	40,917	42,163	(16,453)
Earnings (loss) per share - basic	0.22	0.20	(0.09)
Earnings (loss) per share - diluted	0.22	0.20	(0.09)
Total assets	1,573,167	1,613,418	1,671,537
Long-term liabilities(1)	489,510	573,659	300,602
Cash dividends	-	-	-
Cash and cash equivalents	23,174	45,407	56,285
Mineral properties, plant and equipment	1,500,512	1,522,919	1,564,860

(1)	As at December 31, 2019, long-term liabilities does not include the current portion of the Company’s Loan Facility in the amount of $66,667 (2018 – $78,385). As at December 31, 2017, long-term liabilities does not include the current portion of the Credit Facility in the amount of $368,890.

Our financial results are driven by gold production and the average realized price(1) of gold. Significant changes in either of these factors directly impact our revenue, earnings from mine operations and net earnings (loss).

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

SUMMARY OF QUARTERLY FINANCIAL RESULTS

The following table contains selected quarterly information derived from the Company’s unaudited quarterly condensed consolidated interim financial statements, which are reported under IFRS applicable to interim financial reporting.

In thousands of USD,	2019	2019	2019	2019	2018	2018	2018	2018
except per share data	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$135,484	$132,735	$113,202	$103,119	$108,596	$110,060	$146,478	$89,422
Earnings from mine operations	$45,857	$46,585	$29,789	$29,152	$36,117	$37,608	$60,070	$16,834
Net earnings (loss)	$20,049	$6,259	$10,443	$4,166	$2,847	$10,734	$31,097	$(8,058)
Comprehensive earnings (loss)	$20,049	$6,259	$10,443	$4,166	$3,535	$11,725	$33,023	$(6,120)
Earnings (loss) per share -
Basic	$0.11	$0.03	$0.06	$0.02	$0.01	$0.06	$0.17	$(0.04)
Diluted	$0.11	$0.03	$0.06	$0.02	$0.01	$0.06	$0.17	$(0.04)
Total assets	$1,573,167	$1,579,105	$1,609,644	$1,625,855	$1,613,418	$1,771,543	$1,731,950	$1,678,657
Long-term liabilities(1)	$489,510	$489,464	$550,196	$579,873	$573,659	$178,088	$408,597	$395,208
Cash dividends	$-	$-	$-	$-	$-	$-	$-	$-
Cash and cash equivalents	$23,174	$16,583	$34,281	$50,868	$45,407	$190,318	$142,495	$70,540
Mineral properties, plant and equipment	$1,500,512	$1,519,702	$1,521,301	$1,530,763	$1,522,919	$1,534,908	$1,542,419	$1,556,945

(1)	As at December 31, 2019, long-term debt does not include the current portion of the Company’s Loan Facility in the amount of $66,667 (2018 - $78,385).

Our financial results are driven by gold production and the average realized price(1) of gold. Significant changes in either of these factors directly impact our revenue, earnings from mine operations and net earnings (loss).

COMMITMENTS

The following table provides our contractual obligations as of December 31, 2019:

In thousands of USD	1 year	2-3 years	4-5 years	More than 5 years	Total
Operating activities:
Decommissioning and restoration provision	$53	$119	$-	$21,067	$21,239
Lease obligations	6,549	6,689	1,849	-	15,087
Purchase commitments	7,644	-	-	-	7,644
Short-term lease commitments	233	-	-	-	233
Financing activities:
Principal repayments on Loan Facility	66,667	315,333	-	-	382,000
Repayment of convertible notes	2,250	103,366	-	-	105,616
Interest payments on Loan Facility(1)	16,273	21,970	-	-	38,243
	$99,669	$447,477	$1,849	$21,067	$570,062

(1)	Interest payments on Loan Facility represent management’s best estimate based on current LIBOR and the Company’s projected applicable margin in accordance with the terms of the Loan Facility.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Commitments – Brucejack Mine

The Company and the Nisga’a Nation have entered into a comprehensive Cooperation and Benefits Agreement in respect of the Brucejack Mine. Under the terms of the Agreement, the Nisga’a Nation will provide ongoing support for the development and operation of Brucejack with participation in its economic benefits.

The Brucejack Mine is subject to a 1.2% net smelter returns royalty (“1.2% NSR royalty”) on production in excess of cumulative 503,386 ounces of gold and 17,907,080 ounces of silver. The gold ounce production threshold for the 1.2% NSR royalty was met in December 2018. For the year ended December 31, 2019, $5,575 (2018 – $258) was expensed to royalties and selling costs in the statement of earnings.

CONTINGENCIES

The Company is involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters will take a number of years to resolve. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations.

Class action lawsuits

Canadian Class Action

On October 29, 2013, David Wong, a shareholder of the Company, filed a proposed class action claim (the “Wong Action”) against the Company, Robert Quartermain (a director, and the President and the CEO of the Company at such time) and Snowden Mining Industry Consultants Ltd. (“Snowden”). The Wong Action was filed in the Ontario Superior Court of Justice.

The Wong Action alleges that the price of the Company’s shares on the TSX and NYSE suffered a significant drop in value following the announcement on October 9, 2013 of the resignation of Strathcona Mineral Services Ltd. (“Strathcona”), the consultant responsible for overseeing and reporting on the 10,000-tonne bulk sample, and the announcement of Strathcona’s reasons for resigning on October 22, 2013.

The Wong Action claims C$60,000 in general damages on behalf of a class of persons who acquired the Company’s securities between July 23, 2013 and October 21, 2013. Snowden is no longer a defendant in the Wong Action.

The plaintiff in the Wong Action brought a motion for leave to commence an action under the secondary market provisions in Part XXIII.1 of the Ontario Securities Act. The motion was heard on May 29 and 30, 2017. The Court allowed the plaintiff’s motion on July 20, 2017. The Company was denied leave to appeal this decision. The Company and Robert Quartermain consented to, and on January 23, 2019 the Court granted, an order certifying the Wong Action as a class proceeding pursuant to the Class Proceedings Act (Ontario). The Company and Robert Quartermain have moved for summary judgment to dismiss the Wong Action, and their motion for summary judgment is scheduled to be heard in the third quarter of 2020.

The Company believes that the allegations made against it in the Wong Action are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for this action.

United States Class Action

Two putative class action complaints were filed against the Company and certain of its officers in the United States District Court for the Southern District of New York, one on September 7, 2018 and the other on October 19, 2018. The complaints were filed on behalf of an alleged class of all persons and entities who purchased or acquired shares of the Company between July 21, 2016 and September 6, 2018, and relate to public disclosures of the Company made between July 2016 and September 2018 regarding the Brucejack Mine.

On April 8, 2019, the United States District Court for the Southern District of New York issued an order granting Aurico Gold Fund LP’s motion to consolidate the two cases under the case caption “In re Pretium Resources, Inc. Securities Litigation” (the “Aurico Action”), appoint itself as lead plaintiff, and approve lead plaintiff’s selection of counsel. On June 21, 2019, the plaintiffs in the Aurico Action filed a Consolidated Amended Class Action Complaint. The Company has retained legal counsel in connection with these matters and on August 27, 2019, filed its memorandum of law in support of its motion to dismiss the Aurico Action. The plaintiffs filed their opposition to the Company’s motion to dismiss on October 28, 2019 and the Company filed its reply brief on December 10, 2019.

The Company believes that the allegations made against it and its officers in the Aurico Action are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for this action.

Construction claims

On April 24, 2017, Bear Creek Contracting Ltd. (“Bear Creek”) filed a Notice of Civil Claim against the Company (the “Bear Creek Action”) alleging that the Company owes Bear Creek C$14,563 in general damages in connection with work undertaken at the Brucejack Mine transmission line. The Bear Creek Action was filed in the Supreme Court of British Columbia.

The Company filed a Response to Civil Claim on July 31, 2017, opposing all of the claims and allegations made. Notices of Civil Claim have also been filed by Blue Max Drilling Inc. (April 24, 2017), More Core Diamond Drilling Services Ltd. (March 27, 2017), and Lakelse Air Ltd. (February 23, 2018) who were subcontractors working under Bear Creek. Responses to Civil Claim have been filed in those actions and the claims are understood to be subsumed in the amount claimed by Bear Creek. It is expected that the four actions will be joined.

The Company is of the view that any liability it may have is within the limits of the lien holdback it continues to hold in trust with respect to these claims. The Company believes that all other allegations made against it in the Bear Creek Action, and the other actions, are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for any of the actions.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

Other than as expressed herein, and remuneration of key management personnel and the Board of Directors, in the ordinary course of their employment or directorship, as applicable, we had no transactions with related parties as defined in IAS 24, Related Party Disclosures.

We have entered into employment agreements with each of our officers, including our President and Chief Executive Officer (our “CEO”), our Executive Vice President and Chief Financial Officer (our “CFO”), our Vice President, Operations (our “VP Ops”), our Executive Vice President, Corporate Affairs and Sustainability (our “EVP Corporate”), and our Vice President and Chief Exploration Officer (our “CExO).

We were also party to an employment agreement with our former Executive Chairman (our “Exec Chair”), who retired on December 31, 2019. Under his employment agreement, the Exec Chair was entitled to a retirement allowance which was payable in full in the event the Exec Chair terminates his employment with the Company. The retirement allowance, in the amount of $4,620 (C$6,000), remained a current liability as at December 31, 2019. With the retirement of the Exec Chair on December 31, 2019, the retirement allowance was paid on January 3, 2020.

Under the employment agreements, our officers, including the CEO, CFO, VP Ops, EVP Corporate and CExO receive a base salary, extended benefits and are eligible for an annual performance-based bonus and long-term incentive awards determined at the discretion of our Board of Directors.

Certain of our officers, including the CEO, CFO, VP Ops, EVP Corporate and CExO are also entitled, on termination without cause, including following a change of control, to twenty-four months’ salary and twice the average annual performance bonus earned in the three years immediately preceding termination.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying its accounting policies. Estimates and judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and accounting estimates that the Company has made in the preparation of the financial statements including those that could result in a material effect in the next financial year on the carrying amounts of assets and liabilities:

Key accounting policy judgment

Impairment of mineral properties, plant and equipment

The application of the Company’s accounting policy for impairment of mineral properties, plant and equipment requires judgment to determine whether indicators of impairment exist. The review of impairment indicators includes consideration of both external and internal sources of information, including factors such as market and economic conditions, metal prices and forecasts, capital expenditure requirements, future operating costs and production volumes. Management has assessed for impairment indicators on the Company’s mineral properties, plant and equipment and concluded that no impairment indicators exist as of December 31, 2019.

As at March 31, 2019, management assessed impairment indicators for the Company’s mineral properties, plant and equipment and concluded, that due to a decrease in total contained ounces in the updated Mineral Reserves of the Brucejack Mine, an indicator of impairment existed. Refer to the results of the impairment assessment below in the “Sources of estimation uncertainty - Recoverable amount of the Brucejack Mine” section

Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management has assessed impairment indicators on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of December 31, 2019.

Sources of estimation uncertainty

Mineral Reserves and Resources

The Company estimates its mineral reserves and resources based on information compiled and reviewed by Qualified Persons as defined in accordance with NI 43-101 requirements. The estimation of mineral reserves and resources requires judgment to interpret available geological data, select an appropriate mining method and establish an extraction schedule. It also requires assumptions about future commodity prices, exchange rates, production costs and recovery rates. There are uncertainties inherent in estimating mineral reserves and resources and assumptions that are valid at the time of estimation and may change significantly when new information becomes available. New geological data as well as changes in the above assumptions may change the economic status of reserves and may, ultimately, result in the reserves being revised.

The changes in the Proven and Probable Mineral Reserves announced on April 4, 2019 impacted the calculation of depreciation and depletion expense, the estimated timing of settlement of the decommissioning and site restoration provision, and the measurement of the Offtake Obligation.

Recoverable amount of the Brucejack Mine

At March 31, 2019, the Company identified an indicator of impairment for the Brucejack Mine cash generating unit. For the impairment assessment completed at March 31, 2019, the recoverable amount of the Brucejack Mine cash generating unit was determined based on the FVLCD method using discounted future cash flows. The estimates used by management in arriving at the recoverable amount are subject to various risks and uncertainties including changes in future gold and silver prices, exchange rates, capital cost estimates, operating cost estimates, estimated reserves and resources and the discount rate. Changes in estimates could affect the expected recoverability of the Brucejack Mine.

The Brucejack Mine cash-generating unit includes mineral properties, plant and equipment, construction in progress and ROU assets. The carrying amount of the cash-generating unit at March 31, 2019 was $1,299,017.

In arriving at FVLCD, post-tax cash flows were estimated using the following significant assumptions: (a) the latest mineral reserve; (b) production profile, operating costs and capital costs from the latest detailed life of mine plan; (c) a gold price of $1,300 per ounce; (d) a silver price of $15.20 per ounce; (e) a foreign exchange rate of C$1.00:US$0.775; and (f) a real discount rate of 6.0%.

The Company’s assessment of FVLCD exceeded the carrying amount of the Brucejack Mine cash-generating unit and as a result, no impairment loss was recognized in the statement of earnings.

CHANGES IN ACCOUNTING POLICIES

IFRS 16, Leases (“IFRS 16”)

The Company adopted IFRS 16 effective January 1, 2019 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17, Leases (“IAS 17”) and IFRIC 4, Determining Whether an Arrangement Contains a Lease. IFRS 16 provides a single lessee accounting model, requiring lessees to recognize a right of use asset (“ROU asset”) and a lease obligation at the lease commencement date.

Accounting policy applicable from January 1, 2019

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

●	The contract involves the use of an identified asset, either explicitly or implicitly, including consideration of supplier substitution rights;

●	The Company has the right to obtain substantially all the economic benefits from the use of the asset throughout the period of use; and

●	The Company has the right to direct the use of the asset.

The ROU asset is initially measured based on the initial amount of the lease obligation plus any initial direct costs incurred less any lease incentives received. The assets are depreciated to the earlier of the end of the useful life of the ROU asset or the lease term using either the straight-line or units-of-production method depending on which method more accurately reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option. The ROU asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease obligation.

The lease obligation is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. The lease obligation is measured at amortized cost using the effective interest method and remeasured when there is a change in future lease payments. Future lease payments can arise from a change in an index or rate, if there is a change in the Company’s estimate of the expected payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease obligation is remeasured, a corresponding adjustment is made to the carrying amount of the ROU asset, or is recorded to the statement of earnings (loss) if the carrying amount of the ROU asset has been reduced to zero.

Accounting policy applicable before January 1, 2019

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. It requires consideration as to whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

A reassessment is made after inception of the lease only if one of the following applies: (a) there is a change in contractual terms, other than a renewal or extension of the arrangement; (b) a renewal option is exercised or extension granted, unless the term of the renewal or extension was initially included in the lease term; (c) there is a change in the determination of whether fulfillment is dependent on a specified asset; or (d) there is a substantial change to the asset.

Where a reassessment is made, lease accounting shall commence or cease from the date when the changes in circumstances gave rise to the reassessment or at the date of the renewal or extension period.

Finance leases, which transfer to the Company substantially all the risks and rewards incidental to ownership of the leased item, are capitalized at the commencement of the lease term (the date from which the lessee is entitled to exercise its right to use the leased asset) at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Minimum lease payments were the payments over the lease term that the lessee was required to make, excluding any contingent rent. Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term.

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership. Operating lease payments are recognized as an expense in the statement of earnings (loss) on a straight-line basis over the lease term.

Impact of transition to IFRS 16

The Company previously classified leases as operating or finance leases, based on the Company’s assessment of whether the lease transferred significantly all the risks and rewards incidental to ownership of the underlying asset. Under IFRS 16, the Company recognizes ROU assets and lease obligations for most leases.

At transition, lease obligations were measured at the present value of the remaining lease payments, discounted at the Company’s incremental borrowing rate as at January 1, 2019. ROU assets were measured at an amount equal to the lease obligation, adjusted by the amount of any prepaid or accrued lease payments.

The Company has elected to apply the practical expedient not to recognize ROU assets and lease obligations for short-term leases that have a lease term of twelve months or less and leases of low-value assets. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

For leases that were classified as finance leases under IAS 17, the carrying amount of the ROU asset and the lease obligation at January 1, 2019 are determined as the carrying amount of the lease asset and lease obligation under IAS 17 immediately before that date.

Incremental ROU assets and lease obligations of $11,891 were recorded as of January 1, 2019, with no net impact on deficit. When measuring lease obligations, the Company discounted lease payments using the Company’s incremental borrowing rate of 5.7% at January 1, 2019.

The following table reconciles the Company’s operating lease commitments at December 31, 2018, as previously disclosed in the Company’s annual consolidated financial statements, to the lease obligation recognized on initial application of IFRS 16 at January 1, 2019.

Adoption of
IFRS 16
Operating lease commitments - December 31, 2018	$13,804
Adjustments from adoption of IFRS 16	(96)
Operating lease commitments - December 31, 2018	13,708

IFRS 16 recognition exemptions:
Short-term leases	(727)
Low-value leases	(24)
Effect from discounting using the incremental borrowing rate - January 1, 2019	(1,066)
Lease obligation recognized on adoption of IFRS 16	11,891
Finance lease obligation (IAS 17) - December 31, 2018	748
Lease obligation - January 1, 2019	$12,639

For presentation on the statement of financial position, the current portion of the lease obligation was classified within accounts payable and accrued liabilities and the non-current portion within other liabilities. ROU assets were included within mineral properties, plant and equipment.

IFRS 9, Financial Instruments (“IFRS 9”)

The Company adopted IFRS 9, Financial Instruments (“IFRS 9”) effective January 1, 2018. IFRS 9 replaces the provisions of IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) that relate to the recognition, classification and measurement of financial assets and financial liabilities, de-recognition of financial instruments, impairment of financial assets and hedge accounting.

For further information related to the IFRS 9 transition, refer to the MD&A for the years ended December 31, 2018 and 2017.

NEW ACCOUNTING POLICIES

Our significant accounting policies, including those initially adopted during the financial year ended December 31, 2019, are presented in Note 3 to the audited consolidated financial statements for the years ended December 31, 2019 and 2018. New accounting policies adopted during the year related to the Company’s adoption of IFRS 16 and are described in the “Changes in Accounting Policies” section of this MD&A.

NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

There are no IFRS standards or International Financial Reporting Interpretations Committee interpretations that are not yet effective or early adopted that are expected to have a material impact on the Company.

FINANCIAL INSTRUMENTS

Classification of financial assets

We have the following financial assets: cash and cash equivalents, receivables and other and restricted cash.

Cash and cash equivalents and restricted cash are classified at amortized cost. Interest income is recognized by applying the effective interest rate method.

The Company’s trade receivables result from sales transactions in accordance with IFRS 15, Revenue from Contracts with Customers and contain provisional pricing arrangements. These trade receivables are classified as FVTPL with the gain (loss) included in revenue.

Classification of financial liabilities

We have the following financial liabilities: accounts payable and accrued liabilities which include lease obligations, the restricted share unit liability, the deferred share unit liability, the Loan Facility and the debt portion of the convertible notes.

Accounts payable and accrued liabilities, the Loan Facility and the debt portion of the convertible notes are classified as financial liabilities at amortized cost and are recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are held at amortized cost using the effective interest method.

The restricted share unit liability and deferred share unit liability are recorded at FVTPL and, accordingly, are recorded on the statement of financial position at fair value.

Financial risk management

The Company has exposure to a variety of financial risks: market risk (including currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk from its use of financial instruments.

Risk management is the responsibility of management and is carried out under policies approved by the Board of Directors. Material risks are monitored and are regularly discussed with the Audit Committee and Board of Directors. The type of risk exposure and the way in which such exposure is managed is discussed below:

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and commodity prices will affect the Company’s cash flows or value of its financial instruments.

Currency risk

The Company is subject to currency risk on financial instruments which are denominated in currencies that are not the same as the functional currency of the entity that holds them. Exchange gains and losses would impact earnings.

The Company is exposed to currency risk through cash and cash equivalents, receivables and other excluding trade receivables, restricted cash and accounts payable and accrued liabilities which are denominated in CAD. The Company has not hedged its exposure to currency fluctuations at this time.

In addition to currency risk from financial instruments, a significant portion of the Company’s mine production costs, capital expenditures and corporate administrative costs are incurred in CAD. Consequently, fluctuations in the USD exchange rate against the CAD increases the volatility of cost of sales and corporate administrative costs.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company’s current policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

The Company is subject to interest rate risk with respect to its Loan Facility. Interest rates associated with this facility are based on LIBOR and the administrative agents’ base rate which fluctuate based on market conditions.

The Company was subject to interest rate risk with respect to the fair value of the Offtake Obligation which was accounted for at FVTPL. The Offtake Obligation was repurchased on September 30, 2019.

Commodity price risk

The Company is subject to commodity price risk from fluctuations in the market prices for gold and silver. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation and political and economic conditions.

The financial instruments impacted by commodity prices are trade receivables. Price adjustments are made in subsequent periods to the customer receivables for concentrate sales transactions based on movements in market prices prior to final pricing. As a result, concentrate sales receivables are fair valued and adjusted each period to reflect forward market prices to the estimated settlement date.

The Company has not hedged the price of any commodity at this time.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, trade receivables and restricted cash.

The Company limits its exposure to credit risk on financial assets through investing its cash and cash equivalents and restricted cash with high-credit quality financial institutions. Management believes the risk of loss related to these deposits to be low. The Company continually evaluates changes in the status of its counterparties.

The Company is exposed to credit risk through its trade receivables, which are principally with internationally recognized counterparties. The Company sold its refined gold to counterparties to its Offtake Agreement until September 15, 2019. Currently, the Company sells its refined gold on spot contracts to financial institutions in Canada and its concentrates to trading companies. The Company sells its silver to refineries located in Canada and other jurisdictions and trading companies. The Company has had limited instances of default from its counterparties. The Company continually evaluates the counterparties to which it sells its product. The Company is not economically dependent on a limited number of customers for the sale of its gold and silver as its products can be sold through numerous world-wide commodity markets.

Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly, and we try to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents. Our cash and cash equivalents are currently invested in business and savings accounts with financial institutions of high credit quality which are available on demand by us for our programs. To the extent we do not believe there is sufficient liquidity to meet obligations, we will consider drawing on the Loan Facility, securing additional debt or equity funding. For further discussion, refer to the “Liquidity and Capital Resources” section of this MD&A.

EVENTS AFTER REPORTING DATE

Leadership transition plan

Subsequent to year end, the Company’s Board of Directors has initiated an external search for a new CEO. Joseph Ovsenek has agreed to continue to serve as CEO while the search is underway.

In other management changes, Warwick Board, Vice President, Geology and Chief Geologist, has resigned to pursue a new opportunity.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-IFRS measures in this MD&A. The Company believes that these measures, in addition to measures prepared in accordance with IFRS, provide readers an improved ability to evaluate the underlying performance of the Company and to compare it to information reported by other companies. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers.

Cost of sales per ounce of gold sold

The Company reports cost of sales on a gold ounce sold basis. Management uses this metric as a tool to monitor total operating cost performance which includes non-cash items such as depreciation and depletion and site share-based compensation.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

	For the three months ended		For the year ended
In thousands of USD,	December 31,	December 31,	December 31,	December 31,
except for per ounce data	2019	2018	2019	2018
Gold ounces sold	93,248	89,011	351,348	367,428
Cost of sales per ounce sold reconciliation
Cost of sales	$89,627	$72,479	$333,157	$303,927
Cost of sales per ounce of gold sold	$961	$814	$948	$827

Total cash costs

Total cash costs is a common financial performance measure in the gold mining industry but has no standard meaning. The Company reports total cash costs on a gold ounce sold basis. The Company believes that, in addition to measures prepared in accordance with IFRS, such as revenue, certain readers can use this information to evaluate the Company’s performance and ability to generate operating earnings and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating cost performance. Total cash costs for the three months and year ended December 31, 2019 and 2018 are not comparable due to the adoption of IFRS 16, resulting in an increase in depreciation and depletion associated with ROU assets.

Total cash costs include cost of sales such as mining, processing, surface services and other, mine general and administrative costs, royalties and selling costs and changes in inventories less non-cash depreciation and depletion, write-down of inventories due to RMC bankruptcy, site share-based compensation and silver revenue divided by gold ounces sold to arrive at total cash costs per ounce of gold sold. Other companies may calculate this measure differently.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

	For the three months ended		For the year ended
In thousands of USD,	December 31,	December 31,	December 31,	December 31,
except for per ounce data	2019	2018	2019	2018
Gold ounces sold	93,248	89,011	351,348	367,428
Total cash costs reconciliation
Cost of sales	$89,627	$72,479	$333,157	$303,927
Less: Depreciation and depletion	(22,751)	(16,524)	(82,198)	(67,340)
Less: Write-down of inventories	-	-	(2,475)	-
Less: Site share-based compensation	(564)	(523)	(3,202)	(2,332)
Less: Silver revenue	(1,795)	(1,150)	(6,524)	(5,362)
Total cash costs	$64,517	$54,282	$238,758	$228,893
Total cash costs per ounce of gold sold	$692	$610	$680	$623

All-in sustaining costs

The Company believes that AISC more fully defines the total costs associated with producing gold. AISC is calculated based on the definitions published by the World Gold Council (“WGC”) (a market development organization for the gold industry comprised of and funded by 26 gold mining companies from around the world). The WGC is not a regulatory organization. The Company calculates AISC as the sum of total cash costs (as described above), sustaining capital expenditures (excluding expansion capital related to the 3,800 tonne per day expansion project), accretion on decommissioning and restoration provision, treatment and refinery charges, payments on lease obligations, site share-based compensation, and corporate administrative costs, all divided by the gold ounces sold to arrive at a per ounce amount.

Effective January 1, 2019, the Company adopted the WGC’s revised definition for AISC, which includes cash payments from sustaining leases to address the adoption of IFRS 16.

Other companies may calculate this measure differently as a result of differences in underlying principles and policies applied. Differences may also arise due to a different definition of sustaining versus non-sustaining capital.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

	For the three months ended		For the year ended
In thousands of USD,	December 31,	December 31,	December 31,	December 31,
except for per ounce data	2019	2018	2019	2018
Gold ounces sold	93,248	89,011	351,348	367,428
All-in sustaining costs reconciliation
Total cash costs	$64,517	$54,282	$238,758	$228,893
Sustaining capital expenditures (1)	3,275	3,720	22,871	16,533
Accretion on decommissioning and restoration provision	77	136	446	568
Treatment and refinery charges	5,769	4,410	22,165	16,797
Payments on lease obligations	1,651	-	6,484	-
Site share-based compensation	564	523	3,202	2,332
Corporate administrative costs (2)	4,922	6,728	18,025	15,662
Total all-in sustaining costs	$80,775	$69,799	$311,951	$280,785
All-in sustaining costs per ounce of gold sold	$866	$784	$888	$764

(1)	Sustaining capital expenditures includes deferred development costs.

(2)	Includes the sum of corporate administrative costs per the statement of earnings and comprehensive earnings, excluding depreciation within those figures.

Average realized price and average realized cash margin

Average realized price and average realized cash margin per ounce of gold sold are used by management and readers to better understand the gold price and cash margin realized throughout a period.

Average realized price is calculated as revenue from contracts with customers plus treatment and refinery charges included in concentrate revenue less silver revenue divided by gold ounces sold. Average realized cash margin represents average realized price per gold ounce sold less total cash costs and treatment and refinery charges per gold ounce sold.

The following table reconciles these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

	For the three months ended		For the year ended
In thousands of USD,	December 31,	December 31,	December 31,	December 31,
except for per ounce data	2019	2018	2019	2018
Revenue from contracts with customers	$134,070	$108,311	$477,943	$457,615
Treatment and refining charges	5,769	4,410	22,165	16,797
Less: Silver revenue	(1,795)	(1,150)	(6,524)	(5,362)
Gold revenue(1)	$138,044	$111,571	$493,584	$469,050
Gold ounces sold	93,248	89,011	351,348	367,428
Average realized price	$1,480	$1,253	$1,405	$1,277
Less: Total cash costs per ounce of gold sold	(692)	(610)	(680)	(623)
Less: Treatment and refining charges per ounce of gold sold	(62)	(49)	(63)	(46)
Average realized cash margin per ounce of gold sold	$726	$594	$662	$608

(1)	Gold revenue excludes the gain on trade receivables at fair value related to provisional pricing adjustments in the amount of $1,414 and $6,597 (2018 – $285 and loss of $3,059) for the three months and year ended December 31, 2019, respectively.

Adjusted earnings and adjusted basic earnings per share

Adjusted earnings and adjusted basic earnings per share are used by management and readers to measure the underlying operating performance of the Company. Presenting these measures helps management and readers evaluate earning trends more readily in comparison with results from prior periods.

Adjusted earnings is defined as net earnings adjusted to exclude specific items that are significant, but not reflective of the underlying operations of the Company, including: loss on financial instruments at fair value, amortization of discount on Credit Facility (as applicable), amortization of Loan Facility transaction costs (as applicable), accretion on convertible notes, impairment provisions and reversals and deferred income tax expense (recovery). Adjusted basic earnings per share is calculated using the weighted average number of shares outstanding under the basic method of earnings per share as determined under IFRS.

The following table reconciles these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

	For the three months ended		For the year ended
In thousands of USD,	December 31,	December 31,	December 31,	December 31,
except for per share data	2019	2018	2019	2018
Basic weighted average shares outstanding	185,353,253	183,708,408	184,731,109	182,905,004

Adjusted earnings and adjusted basic earnings per share reconciliation
Net earnings for the period	$20,049	$2,847	$40,917	$36,620
Adjusted for:
Loss on financial instruments at fair value	-	10,736	15,415	17,113
Amortization of discount on Credit Facility	-	7,234	-	27,285
Amortization of Loan Facility transaction costs	1,539	95	1,989	95
Accretion on convertible notes	1,403	1,403	5,568	5,568
Deferred income tax expense (recovery)	10,133	(2,138)	36,799	12,668
Adjusted earnings	$33,124	$20,177	$100,688	$99,349
Adjusted basic earnings per share	$0.18	$0.11	$0.55	$0.54

Free cash flow

Free cash flow is calculated as cash generated from operating activities less cash used in investing activities. It provides useful information to management and readers as an indicator of the cash generated from the Company’s operations before consideration of how those activities are financed.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measures disclosed in the financial statements.

	For the three months ended		For the year ended
In thousands of USD,	December 31,	December 31,	December 31,	December 31,
except for per share data	2019	2018	2019	2018
Cash generated from operating activities	66,133	42,886	225,073	197,244
Cash used in investing activities	(16,386)	(2,759)	(40,825)	(27,334)
Free cash flow	$49,747	$40,127	$184,248	$169,910

Working capital

Working capital is defined as current assets less current liabilities and provides useful information to management and readers about liquidity of the Company.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

	December 31,	December 31,
In thousand of USD	2019	2018
Current assets	$62,550	$88,470
Current liabilities(1)	129,355	136,633
Working capital deficit	$(66,805)	$(48,163)

(1)	As at December 31, 2019, current liabilities include the current portion of the Loan Facility in the amount of $66,667 (2018 - $78,385). As at December 31, 2018, current liabilities also include the current portion of the Offtake Obligation in the amount of $7,576.

OUTSTANDING SHARE DATA

As at February 11, 2020, the Company had the following number of securities outstanding:

	Number of	Exercise price	Exercise price	Weighted average
	securities	($)	currency	remaining life (years)
Common shares	185,380,300			-
Share options	3,460,810	$6.75 - $15.35	CAD	1.90
Convertible notes	6,250,000	$16.00	USD	2.09
Restricted share units(1)	298,667		CAD	1.55
Performance share units(1)	160,461		CAD	1.37
	195,550,238

(1)	The Company may settle restricted share units (“RSUs”) and performance share units (“PSUs”) in cash or common shares of the Company, on a basis of one common share for each RSU and, depending on achievement of performance criteria, zero to two common shares for each PSU, as applicable.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management, with the participation of the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable, not absolute, assurance with respect to financial statement preparation and presentation.

Management with the participation of the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as at December 31, 2019. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (COSO 2013). Based upon the results of that assessment as at December 31, 2019, management concluded that our internal control over financial reporting is effective.

The effectiveness of our internal control over financial reporting, as of December 31, 2019, has been audited by PricewaterhouseCoopers LLP, who also audited our consolidated financial statements for the years ended December 31, 2019 and 2018, as stated in its report which appears in such consolidated financial statements.

There have been no significant changes in our internal controls during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Disclosure controls and procedures

Management, with the participation of the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, assessed the effectiveness of our disclosure controls and procedures as of December 31, 2019. Based upon the results of that evaluation, the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Company is accumulated and communicated to management (particularly during the period in which the Company’s annual filings are being prepared) to allow timely decisions regarding required disclosure, and that the information disclosed by us in the reports that we file is appropriately recorded, processed, summarized and reported within the time period specified in applicable securities legislation.

RISKS AND UNCERTAINTIES

Natural resources exploration, development and operation involves a number of risks and uncertainties, many of which are beyond our control. These risks and uncertainties include, without limitation, the risks discussed elsewhere in this MD&A and those identified in our Annual Information Form dated March 28, 2019 and filed in Canada under our profile on SEDAR at www.sedar.com, and in the United States on Form 40-F through EDGAR at the SEC’s website at www.sec.gov, and those set out in our Annual Information Form and Form 40-F for the year ended December 31, 2019, once filed with the applicable securities regulatory authorities. You should carefully consider such risks and uncertainties prior to deciding to invest in our securities.

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information”, “forward looking statements”, “future oriented financial information” and “financial outlook” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as” “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. The purpose of disclosing future oriented financial information and financial outlook is to provide a general overview of management’s expectations regarding the anticipated results of operations including cash generated therefrom and costs thereof and readers are cautioned that future oriented financial information and financial outlook may not be appropriate for other purposes.

Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information may include, but is not limited to, statements with respect to: production and cost guidance, and our expectations around achieving such guidance; our future operational and financial results, including estimated cash flows (including free cash flow forecasts) and the timing thereof; expectations around grade of gold and silver production; the Brucejack Mine production rate and gold recovery rate; capital modifications and upgrades, underground development and anticipated benefits thereof, and estimated expenditures and timelines in connection therewith, including with respect to achievement of steady state production of, 3,800 tonnes per day production rate; payment of debt, operating and other obligations and commitments including timing and source of funds; our mining (including mining methods), expansion, exploration and development activities, including longitudinal longhole stoping initiatives, the reverse circulation drill program, our infill, expansion and underground exploration drill programs and our grassroots exploration program, and the results, costs and timing thereof; our operational grade control program, including plans with respect to our infill drill program and our local grade control model; grade reconciliation, updated geological interpretation and mining initiatives with respect to the Brucejack Mine; our management, operational plans and strategy; capital, sustaining and operating cost estimates and timing thereof; the future price of gold and silver; our liquidity and the adequacy of our financial resources (including capital resources); our intentions with respect to our capital resources; capital allocation plans; our financing activities, including plans for the use of proceeds thereof; the estimation of Mineral Reserves and Resources including any updates thereto; realization of Mineral Reserve and Resource estimates; our estimated life of mine and life of mine plan for the Brucejack Mine; production and processing estimates; estimated economic results of the Brucejack Mine, including net cash flow and net present value; predicted metallurgical recoveries for gold and silver; geological and mineralization interpretations; development of our Brucejack Mine and timing thereof; results, analyses and interpretations of exploration and drilling programs; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; updates to our Mineral Reserves and Resources and life of mine plan for the Brucejack Mine, and the anticipated effects and timing thereof; timing, receipt, and anticipated effects of, and anticipated capital costs in connection with, approvals, consents and permits under applicable legislation; our executive compensation policy, approach and practice; our relationship with community stakeholders; litigation matters; environmental matters; our effective tax rate and the recognition of our previously unrecognized income tax attributes; new accounting standards applicable to the Company, including methods of adoption and the effects of adoption of such standards; statements regarding USD cash flows, currency fluctuations and the recurrence of foreign currency translation adjustments; management and board of directors succession plans; and the impact of financial instruments on our earnings. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information, including, without limitation, those related to:

●	uncertainty as to the outcome of legal proceedings;

●	the effect of indebtedness on cash flow and business operations;

●	the effect of restrictive covenants pursuant to the Loan Facility;

●	assumptions regarding expected capital costs, operating costs and expenditures, production schedules, economic returns and other projections;

●	our production, grade of gold, cash flow and cost estimates, including the accuracy thereof;

●	commodity price fluctuations, including gold price volatility;

●	the accuracy of our Mineral Resource and Reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which they are based;

●	our ability to maintain or increase our annual production of gold at the Brucejack Mine or discover, develop or acquire Mineral Reserves for production;

●	dependency on the Brucejack Mine for our future operating revenue;

●	the development of our properties and expansion of our operations;

●	our ability to raise enough capital to mine, develop, expand or complete further exploration programs on our mineral properties;

●	our ability to generate operating revenues and cash flow in the future;

●	failure of counterparties to perform their contractual obligations;

●	general economic conditions;

●	the inherent risk in the mining industry;

●	the commercial viability of our current and any acquired mineral rights;

●	availability of suitable infrastructure or damage to existing infrastructure;

●	transportation and refining risks;

●	maintaining satisfactory labour relations with employees and contractors;

●	significant governmental regulations, including environmental regulations;

●	non-compliance with permits that are obtained or delay in obtaining or renewing, failure to obtain or renew permits required in the future;

●	increased costs and restrictions on operations due to compliance with health, safety and environmental laws and regulations;

●	compliance with emerging climate change regulation and the detrimental effects of climate change;

●	adequate internal control over financial reporting;

●	various tax-related matters;

●	potential opposition from non-governmental organizations;

●	uncertainty regarding unsettled First Nations rights and title in British Columbia;

●	uncertainties related to title to our mineral properties and surface rights;

●	land reclamation and mine closure requirements;

●	our ability to identify and successfully integrate any material properties we acquire;

●	currency exchange rate fluctuations;

●	competition in the mining industry for properties, qualified personnel and management;

●	our ability to attract and retain qualified management and personnel;

●	the ability of our new executives to successfully transitions into their roles;

●	some of our directors’ and officers’ involvement with other natural resource companies;

●	potential inability to attract development partners or our ability to identify attractive acquisitions;

●	compliance with foreign corrupt practices regulations and anti-bribery laws;

●	changes to rules and regulations, including accounting practices;

●	limitations in our insurance coverage and the ability to insure against certain risks;

●	risks related to ensuring the security and safety of information systems, including cyber security risks;

●	reputational risks;

●	future sales or issuances of our debt or equity securities;

●	the trading price of our common shares is subject to volatility due to market conditions;

●	we are limited in our ability to, and may not, pay dividends in the foreseeable future; and

●	certain actions under U.S. federal securities laws may be unenforceable.

This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking information, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking information contained in this MD&A, we have made certain assumptions about, among other things: our business and operations and that no significant event will occur outside of our normal course of business and operations (other than as expressly set out herein); planned exploration, development and production activities and the costs and timing thereof; future price of gold and silver and other metal prices; the accuracy of our Mineral Resource and Mineral Reserve estimates and related information, analyses and interpretations (including with respect to any updates or anticipated updates); the geology and mineralization of the Brucejack Project; operating conditions; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine; timing and receipt of governmental, regulatory and third party approvals, consents, licenses and permits; obtaining required renewals for existing approvals, consents, licenses and permits; the geopolitical, economic, permitting and legal climate that we operate in; the adequacy of our financial resources, and our ability to raise any necessary additional capital on reasonable terms; our ability to satisfy the terms and conditions of our debt obligations; commodity prices; currency exchange rates and interest rates; political and regulatory stability; requirements under applicable laws; market competition; sustained labour stability and availability of equipment; positive relations with local groups; favourable equity and debt capital markets; and stability in financial capital markets. Although we believe that the assumptions inherent in forward-looking information are reasonable as of the date of this MD&A, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained in this MD&A.

Additional information about the risks and uncertainties concerning forward-looking information and material factors or assumptions on which such forward-looking information is based is provided in our Annual Information Form and From 40-F, each dated March 28, 2019, for the year ended December 31, 2018, our MD&A for the years ended December 31, 2018 and 2017, and our other disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the SEC’s website at www.sec.gov (collectively, “the Pretivm Disclosure Documents”).

Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A and the Pretivm Disclosure Documents. For the reasons set forth above, readers should not place undue reliance on forward-looking information.

We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

Disclosure regarding our mineral properties, including with respect to Mineral Reserve and Mineral Resource estimates, in this MD&A was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this MD&A will not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.